EXHIBIT 23(a)
[LETTERHEAD OF ERNST & YOUNG LLP]
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Washington Real Estate Investment Trust for the registration of 1,000,000 of its shares of beneficial interest for purchase under the direct dividend reinvestment and share purchase plan and to the incorporation by reference therein of our reports dated February 27, 2012, with respect to the consolidated financial statements and schedule of Washington Real Estate Investment Trust and the effectiveness of internal control over financial reporting of Washington Real Estate Investment Trust, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Mclean, Virginia
June 21, 2012